Exhibit 1

PRESS RELEASE	June 6, 2005

Thermage and Syneron Resolve Patent Litigation

HAYWARD, Calif., YOKNEAM, Israel and TORONTO, Canada – June 6, 2005 – Thermage® and Syneron Medical (NASDAQ: ELOS) today announced that they have reached an agreement, resolving lawsuits that claimed Syneron infringed certain patents held by Thermage and that Thermage infringed a patent held by Syneron.

The Thermage lawsuit, originally filed on July 23, 2004 in the U.S. District Court for the Northern District of California, sought damages and injunctive relief for infringement of six Thermage patents that Thermage alleged were infringed by Syneron’s systems for non-invasively treating skin. The Thermage patents asserted in the lawsuit were U.S. Patent No. 6,749,624, (the ‘624 patent), which claims methods and devices for treating skin using either light or radiofrequency (RF) energy or both, as well as five additional patents added in a subsequent filing by Thermage on December 3, 2004, which relate to methods and devices for tightening skin and achieving other beneficial improvements in skin and tissue structures, all without damaging the skin surface.

Syneron subsequently filed a patent infringement counterclaim against Thermage, alleging that Thermage infringed U.S. Patent No. 5,569,242, (the ‘242 patent) which Syneron had recently acquired. The counterclaim, filed on January 10, 2005, was added to the patent litigation between Thermage and Syneron then pending in the Northern District of California. The ‘242 patent covers methods for controlled contraction of collagen using radiofrequency energy. Syneron’s counterclaim alleged that the methods performed by Thermage’s ThermaCoolTM product infringe the ‘242 patent, and sought damages and injunctive relief for infringement by Thermage.

Terms of the Settlement

As a result of the settlement, Thermage and Syneron have granted each other a non-exclusive paid-up license under their patents in suit and related patents. In addition, Syneron paid Thermage a one-time undisclosed sum. Thermage excluded from this license any rights to utilize monopolar RF and capacitive electrical coupling. Syneron excluded from this license any patents related to its proprietary Electro-Optical Synergy (elôs TM) technology. Both parties admitted validity of all patents in the litigation, but neither admitted any wrongdoing or liability. Additional terms of the settlement remain confidential.

Moshe Mizrahy, Chief Executive Officer of Syneron Medical said, “We are extremely pleased to have resolved our litigation with Thermage and to have obtained a license to Thermage’s patents while protecting the exclusivity of our proprietary elôs technology. Syneron is the only company in the world that makes aesthetic medical devices that combine light and RF energy, and we will continue to innovate and to develop new products using this technology.”

Stephen J. Fanning, President and CEO of Thermage said, “We are pleased we were able to reach an amicable settlement while protecting our propriety position in monopolar and capacitive technology, the two key components proven to create deep, uniform volumetric heating and unique clinical effects. Thermage has invested more than nine years and $38 million to develop and validate its unique RF technology and to create a strong patent portfolio for its inventions. We will continue to invest in the scientific research needed to develop new, non-invasive aesthetic products and procedures.”

About Thermage

Thermage is a leading medical device company that develops innovative non-invasive aesthetic technologies, including its patented capacitive radiofrequency device, to achieve a desired cosmetic or therapeutic effect on and under the skin surface. Its flagship product, the ThermaCool system, is currently installed in more than 2000 dermatology, plastic surgery and other cosmetic specialty practices worldwide. Founded in 1996, the privately held Company’s headquarters are located in Hayward, California, proximate to the San Francisco Bay Area and the Silicon Valley.

Additional information about Thermage and its pioneering non-invasive skin tightening and contouring procedure using its proprietary radiofrequency technology is available at www.thermage.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elôs combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact:

Thermage, Inc.	Syneron Medical Ltd.
Lisa Waters, Edelman	Moshe Mizrahy, CEO
Office phone: 1-323-202-1051	Office Phone: +972-4-909-6349
Cell Phone: 1-323-365-3782	Cell Phone: +972-54-425-2947
lisa.waters@edelman.com	moshem@syneron.com